

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

March 2, 2010

Daily Journal Corporation
Gerald L. Salzman - President
915 East First Street
Los Angeles, California 90012

> **Re:** **Daily Journal Corporation**
> **Form 10-K for the year ended September 30, 2009**
> **File Number: 000-14665**

Dear Mr. Salzman:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended September 30, 2009

Item 7- Management's Discussion and Analysis

Liquidity and Capital Resources, page 17

1. Based on your disclosures on page 24, we note that you had $33,667,000 of unrealized gains on your investments as of September 30, 2009. In addition, according to your balance sheet, these investments comprise approximately 72% of your total assets. In this regard, please revise your MD&A disclosures to provide more transparency with respect to these investments. For example, the following would significantly improve your disclosures:

   - A discussion of management's current investment strategy and a more detailed discussion of the reason for the shift in strategy during 2009 (beyond hopes of generating a better return).
   - A discussion of whether management has developed a formal investment policy and, if so, a description of that policy. Also, given Mr. Munger's role as Chairman of the Board, your disclosures in this area should discuss his involvement in the development of your investment policy and/or execution of your investment strategy.
   - If you have a limited number of common stock holdings, please disclose the nature of those holdings and provide a corresponding risk factor. If you hold a diversified portfolio of common stock, include disclosures to that effect.

2. Please address whether cash flows generated from the business, or a portion thereof, will be reinvested into Daily Journal or whether such cash flows will be used to execute your investment strategy and expand your holdings. If you have a strategic plan to invest a portion of your excess cash flows to increase your holdings, disclosure should be made as to how you plan to invest these excess cash flows. Also, since you changed your investment strategy during 2009, after many years of investing solely in U.S. Treasury Notes and Bills, please include a discussion of the circumstances, if any, under which you would be likely to return to your original investment strategy of investing solely in U.S. Treasury Notes and Bills.

Signatures, page 32

3. We note that your principal accounting officer or controller has not signed the report in the second signature block. In future filings, please include their signatures, each signing on behalf of the registrant in their individual capacities.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Juan Migone at 202-551-3312 if you have questions regarding our comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief